June 12, 2025

Scott Oaksmith
Chief Financial Officer
Choice Hotels International Inc.
915 Meeting Street
Suite 600
North Bethesda, MD 20852

        Re: Choice Hotels International Inc.
            Form 8-K filed on May 8, 2025
            File No. 001-13393
Dear Scott Oaksmith:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed on May 8, 2025
Exhibit 99.1
Supplemental Non-GAAP Financial Information

1. We note your adjustment of "Net reimbursable (surplus) deficit from franchised and managed properties" in order to arrive at Adjusted EBITDA, Adjusted Net Income,
       Adjusted Diluted Earnings Per Share (EPS), and their related 2025 Outlook measures.
       Please tell us what consideration you gave to presenting this adjustment on a gross disaggregated basis where the adjustment is split into two separate line items (i.e. one for revenue and another for expense). Your response should highlight all factors considered that would support and/or not support such a presentation.
2. Further to our above comment, we note the amounts disclosed for "Net reimbursable deficit from franchised and managed properties" to arrive at Adjusted EBITDA differs from the amount adjusted to arrive at Adjusted Net Income. Please reconcile the amounts and explain the factors that contributed to differences between the adjustments in arriving at the two Non-GAAP financial measures that share the same
 June 12, 2025
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       labeling description.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction